FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT
UNDER SECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 1407 – 1050 Burrard Street
Vancouver, B.C. V6Z 2S3

Item 2.	Date of Material Change

May 27, 2008

Item 3.	News Release

On May 27, 2008, TAG issued a press release relating to the material change report. The press release was distributed through Canada Newswire.

Item 4.	Summary of Material Change

May 27, 2008 – TAG Oil announced that it will drill back to back wells in the Cheal Oil Field and also settles its dispute with Austral Pacific Energy Ltd.

Item 5.	Full Description of Material Change

The agreement to drill the A6 and A7 wells is part of an arrangement between the Cheal Joint Venture partners TAG 30.5% and operator Austral Pacific Energy Ltd. 69.5% to resolve the dispute related to the construction of the Cheal Production Station. The agreement includes a full and final settlement of all claims, a commitment to drill the A6 and A7 wells, a comprehensive Cheal technical study program and a best efforts approach to creating a production Joint Venture Operating Agreement to guide future work programs.

The agreement also includes Austral issuing 2.273 million common shares to TAG, subject to TSX-V approval, with anti-dilutive protection provided for a period of six months and in return TAG has agreed not to dispose of these shares for a period of twelve months. In addition, Austral has agreed to pay TAG NZ$300,000 and TAG has agreed to pay its share of the remaining Cheal facilities costs estimated at NZ$563,000 that were withheld pending a resolution to the dispute. Furthermore, in the event Cheal A7 is successfully completed for production, TAG will receive an additional US$250,000 payable in equal instalments over twelve months.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

The following senior officer of TAG is knowledgeable
about the material change and may be contacted by any
of the Securities Commissions in respect of the change.

Garth Johnson, CEO
(604) 609-3350

Item 9.	Date of Report

May 27, 2008